

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 6 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 5, 2023**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1

General

1. We note that the Company offers corporate learning solutions that are subscription based, non-subscription based, as well as software developed for others through non-subscription based solutions. Please tell us the amount of R&D recognized by the Company associated with the development of each learning solution. Also, please provide the relevant GAAP references supporting recognition of R&D associated with each learning solution revenue stream.

2.	The Company indicated that "ASC Topic 985-20-25-1 clarifies and confirms that the costs of developing an issuer's computer software products… are indeed 'research and development costs' for purposes of ASC Topic 730". You disclose that the Company's subscription-based services generally do not provide customers with the right to take possession of the software supporting the platform. Accordingly, it appears that your subscription-based services do not meet the criteria of ASC 985-20-15-5 to be in the scope of ASC 985-20 and would alternatively be in the scope of ASC 350-40. Please further clarify how you have considered the guidance in ASC 350-40 to capitalize or expense costs associated with your subscription based service offering.

3.	The Company has disclosed that research and development expenses consist principally of research and development activities including employee-related costs for personnel engaged in content development and technology development, consulting services, rental expenses for office space and other costs associated with product development efforts. Please clarify how the Company determined whether such expenses represented cost of revenues or R&D. Please cite the relevant GAAP guidance. In addition, to the extent that you consider content creation to be part of R&D, please describe whether such expenses relate to existing cloud-based learning platform subscriptions and clarify if the company considers such expenses to be cost of revenues or R&D, citing the relevant GAAP guidance.

	Please contact Asaf Barouk, Attorney Advisor, at 202-551-4029 with any questions about the above. You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Li He